SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Accelerate Diagnostics, Inc.

(Name of Issuer)

Common Stock, $0.001 per share par value

(Title of Class of Securities)

00430H 102

(CUSIP Number)

Jack W. Schuler c/o Accelerate Diagnostics, Inc. 3950 South Country Club, Suite 470 Tucson, Arizona 85714
(520) 365-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00430H 102
1	Names of Reporting Persons. Jack W. Schuler
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 16,390,436
	8	Shared Voting Power 689,355
	9	Sole Dispositive Power 16,390,436
	10	Shared Dispositive Power 689,355
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,079,791
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.1%
14	Type of Reporting Person IN

CUSIP No. 00430H 102

This Amendment No. 8 amends and supplements that certain Statement on Schedule 13D filed on May 3, 2012 by Abeja Ventures, LLC (“Abeja”), as amended by the following amendments: (i) Amendment No. 1 filed on July 9, 2012 by Abeja, Jack W. Schuler, John Patience and Lawrence Mehren; (ii) Amendment No. 1 filed on March 20, 2013 by Mr. Schuler; (iii) Amendment No. 2 filed on September 3, 2013 by Mr. Schuler; (iv) Amendment No. 3 filed on March 19, 2014 by Mr. Schuler; (v) Amendment No. 4 filed on May 28, 2014 by Mr. Schuler; (vi) Amendment No. 5 filed on December 29, 2015 by Mr. Schuler; (vii) Amendment No. 6 filed on February 25, 2016 by Mr. Schuler; and (viii) Amendment No. 7 filed on February 20, 2018 by Mr. Schuler (collectively, the “Schedule 13D”), with respect to the common stock, $0.001 per share par value (the “Common Stock”), of Accelerate Diagnostics, Inc., a Delaware corporation formerly known as Accelr8 Technology Corporation (the “Company”).

Capitalized terms used herein and not otherwise defined in this Amendment No. 8 shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by adding the following:

On March 27, 2018, the Company entered into a Purchase Agreement with J.P. Morgan Securities LLC, as representative of the several initial purchasers named therein (the “Initial Purchasers”), to issue and sell $150.0 million aggregate principal amount of 2.50% Convertible Senior Notes due 2023 (the “Notes”) in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The Notes were issued to the Initial Purchasers pursuant to an exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act. The initial conversion rate of the Notes is 32.3428 shares of common stock per $1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately $30.92 per share), subject to adjustment under conditions set forth in the Indenture, by and between the Company and U.S. Bank National Association, as trustee, relating to the Notes. The Schuler Family Foundation purchased an aggregate of $30 million of the Notes, which are convertible into approximately 970,245 shares of Common Stock within 60 days of the date hereof under certain conditions. As a result of the purchase, Mr. Schuler acquired beneficial ownership of 970,245 shares of Common Stock through the Schuler Family Foundation. The Notes were purchased using funds available to Mr. Schuler or the Schuler Family Foundation and were acquired for investment purposes.

Item 5. Interest in Securities of Issuer

Items 5(a) and 5(c) of the Schedule 13D are amended and restated as follows:

(a)           Based on information provided by the Company to Mr. Schuler, the percentage of shares owned is based upon 55,766,359 shares of Common Stock issued and outstanding as of February 23, 2018. Mr. Schuler beneficially owns 17,079,791 shares of Common Stock, representing 30.1% of the issued and outstanding Common Stock. The shares beneficially owned by Mr. Schuler include 13,165,028 shares held by the Jack W. Schuler Living Trust (Mr. Schuler has sole and dispositive power with respect to such shares in his capacity as trustee of the trust); 1,530,423 shares held by the Schuler Family Foundation (Mr. Schuler has sole voting and dispositive power with respect to such shares in his capacity as President of the entity); 689,355 shares held by Schuler Grandchildren LLC (Mr. Schuler has sole voting and dispositive power with respect to such shares in his capacity as manager of the entity); 689,355 shares held by Schuler GC 2010 Continuation Trust (Mr. Schuler has shared voting and dispositive power with respect to such shares in his capacity as the grantor of the trust); 35,385 shares of Common Stock issuable to Mr. Schuler individually in respect of stock options exercisable within 60 days of the date of this filing; and 970,245 shares of Common Stock issuable to the Schuler Family Foundation in respect of the Notes under certain conditions within 60 days of the date of this filing. Mr. Schuler disclaims any pecuniary interest in the 2,500,668 shares of Common Stock (including 970,245 shares of Common Stock issuable in respect of the Notes under certain conditions) held by the Schuler Family Foundation, the 689,355 shares of Common Stock held by Schuler Grandchildren LLC, and the 689,355 shares of Common Stock held by Schuler GD 2010 Continuation Trust, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose

CUSIP No. 00430H 102

(c)           Since his most recent filing on Schedule 13D, Mr. Schuler (through the Jack W. Schulr Living Trust and the Schuler Family Foundation) has effected the following transactions in Common Stock.

i.	The following table sets forth all purchases on the open market:

Date of Transaction	Name of Party Effecting Transaction	Number of Common Stock	Average Price Per Share
02/20/2018	Jack W. Schuler Living Trust	20,000	$24.95
02/21/2018	Jack W. Schuler Living Trust	10,000	$25.16
02/22/2018	Jack W. Schuler Living Trust	10,000	$25.21
03/01/2018	Jack W. Schuler Living Trust	15,000	$25.15
03/02/2018	Schuler Family Foundation	15,000	$24.84
03/05/2018	Schuler Family Foundation	100	$25.00

ii.	Mr. Schuler was granted 9,476 stock options to acquire an equal number of shares of Common Stock for his service on the Board of Directors of the Company. The options vest in 12 equal monthly installments beginning on May 1, 2018.

iii.	See Item 3 above regarding the purchase of the Notes, which is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented by adding the following:

The disclosure set forth under Item 3 regarding the purchase of the Notes is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and restated by replacing Item 7 in its entirety with the following:

Exhibit 1.	Form of 2.50% Convertible Senior Note due 2023 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on March 28, 2018).

CUSIP No. 00430H 102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 11, 2018	By:	/s/ Jack W. Schuler
Jack W. Schuler